SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 20, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Buenos Aires, October 20th 2008

To
Comisión Nacional de Valores
Subgerencia de Emisoras

Re.: Share price variation - BCBA Communication C.R. 181.636

Please find attached hereto our reply to the communication C.R. 181.636 sent by the Buenos Aires Stock Exchange on the date hereof and received by Banco Macro S.A. today.

Sincerely,

/s/ Luis Cerolini
Luis Cerolini
Director

Buenos Aires, October 20th 2008

To
BOLSA DE COMERCIO DE BUENOS AIRES
Gerencia Técnica y de Emisiones
Dra. Nora Ramos

Re.: Share price variation - C.R. 181.636

Reference is made to your communication C.R. 181.636 dated on the date hereof, which we have received today and reads: “since we have noticed variations in the price of the shares of the company, evidencing a difference with the Merval index, we kindly request you to send a letter that shall be made known to all investors in general informing, if known by the company, any situation that must be communicated to this Buenos Aires Stock Exchange under the terms of the applicable provisions regarding relevant information.”

In connection with the above mentioned letter, we hereby inform to you that Banco Macro S.A. has no relevant event or fact to communicate under the applicable provisions.

Regarding your concern and request, we further inform, on an exceptional basis, that the accrued income for the nine-month period ended 30 September 2008, sent on the date thereof to the Central Bank of the Republic of Argentina, is the following:

	Figures in Thousand AR$

1)	Income for the Period - Profit
	Ordinary - Profit	475,831
	Extraordinary
	Total	475,831

2)	Shareholders’ Equity
	Capital Stock	683,979
	Premium	394,584
	Shareholders’ Equity Adjustments	4,511
	Legal Reserve	481,743
	Special Reserve for Subordinated Debt	10,474
	Optional Reserve	211
	Retained Earnings - Profit	1,164,466
	Total Shareholders’ Equity	2,739,968

Please note that the above informed income statement is currently under limited revision by the independent auditors of Banco Macro S.A. and that the financial statements from which this income statement derives shall be approved in due time by the board of directors of the above mentioned company.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 20, 2008
MACRO BANK INC.

By:	/s/ .
Name:	Luis Cerolini
Title:	Director